

October 9, 2024

Sam Wai Hong
Chairman of the Board of Directors
Smart Digital Group Ltd
150 Beach Road #2805/06 Gateway
West Singapore 189720

> **Re: Smart Digital Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted October 1, 2024**
> **CIK No. 0002014955**

Dear Sam Wai Hong:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Permissions and Approval in Macau, Singapore and Mainland China, page 6

1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure here and throughout your registration statement to clearly state, if true, that the conclusions presented here are the opinion of your PRC counsel, as opposed to stating that the conclusions are "[a]ccording to" your PRC counsel.

Risk Factors
Risks Relation to Doing Business in Macau and Singapore, page 34

2.   We note your response to prior comment 1 and reissue in part. Please revise your risk factor disclosure where appropriate to include the disclosure provided in response to prior comment 1 now reflected on your cover page (i.e., discussion of the legal and operational risk associated with operating in Macau, including (i) that the legal and operational risks associated with operating in China apply to your operations in Macau; (ii) that there can be no assurance as to whether the government of Macau will enact law and regulations similar to mainland China; (iii) whether any laws or regulations of mainland China will become applicable to your operations in Macau in the future; and (iv) that these changes could happen at any time and with no advance notice).

Capitalization, page 53

3.   The amounts disclosed in the "actual" column of your capitalization table do not agree with the amounts in your March 31, 2024 balance sheet. Please revise accordingly.

Liquidity and Capital Resources, page 65

4.   Please expand your analysis of operating cash flows to include an explanation for your increase in accounts payable, including any significant changes related to the timing of your payments or supplier terms. Describe the terms and levels of any significant financing arrangements provided by your suppliers. Refer to Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

5.   We have reviewed your response to comment 5 and reissue. Please include disclosure in your liquidity and capital resources discussion which includes both the contractual and customary payment terms of your accounts receivable, and consider providing an aging of your accounts receivable as of the latest balance sheet date in tabular form showing the allowance for credit losses related to each age group of receivables. Further, enhance your discussion of operating cash flows to provide discussion, including certain representations included within your response, on why the company's customers are slow to pay amounts due and how the company manages their cashflows during periods in which a large portion of receivables have not been collected.

Index to Financial Statements, page F-1

6.   Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Notes to Consolidated Financial Statements
Note 3 - Accounts receivable, net, page F-16

7.   We note in your response to comment 6 that "[your] customers have made commitments to the full payments of purchase before September 30, 2024 after [your] negotiations with them." Please tell us your initial collectability assessment

considerations in recognizing revenue and your assessment at contract inception of your customers ability and intention to pay the consideration for services provided. In this regard, it appears from your response the company is negotiating with customers to make payments which may indicate a lack of intention or ability on behalf of the customer. Refer to ASC 606-10-55-3A.

Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li